EXHIBIT 99.1

Addex Shareholders Approve All Resolutions at Annual General Meeting

Ad Hoc Announcement Pursuant to Art. 53 LR

Geneva, Switzerland, May 10, 2022 – Addex Therapeutics (SIX: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, announced today that its shareholders approved, with a large majority, all of the proposals of the board of directors in its 2022 Annual General Meeting (AGM). In line with the Swiss Federal Council COVID-19 Ordinance 3, the company decided to require its shareholders not attend the AGM in person. The voting proxy represented 39.70% of the company's outstanding capital.

Addex shareholders approved the 2021 annual report, the 2021 annual financial statements, the appropriation of the results as well as the compensation report (the latter in a consultative vote). All motions regarding the compensation of the board of directors and the executive management were also approved. In addition, discharge was granted to the members of the board of directors and the executive management for their activities during the business year 2021.

Addex shareholders approved the amendment of the articles of association concerning the authorized and conditional share capital of the company. The reduction of the nominal value of the issued, authorized and conditional share capital from CHF 1.00 to CHF 0.01 has also been approved and will be effective after the expiration of a period of two months following the publication in Swiss Gazette of Commerce of the third creditor call.

Dr. Vincent Lawton was re-elected as member and chairman of the board of directors and member of the compensation committee; Dr. Raymond Hill was re-elected as member of the board of directors and member of the compensation committee; and Dr. Roger Mills, Mr. Tim Dyer, Mr. Jake Nunn and Dr. Isaac Manke were re-elected as members of the board of directors.

BDO SA were re-elected as the auditors for the 2022 business year and Robert P. Briner, attorney-at-law, was re-elected as the independent voting rights representative until the 2023 Annual General Meeting.

The detailed agenda can be found on Addex’s website at https://www.addextherapeutics.com/en/investors

/general-meetings/

About Addex Therapeutics:
Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID) and a Phase 2 clinical study is underway for the treatment of blepharospasm, a form of dystonia. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in substance use disorder. Preclinical programs include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, M4 PAM for psychotic disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR (646)-755-7412 james@haydenir.com

Addex Forward Looking Statements:
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the progress of clinical trials and preclinical studies. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in greater detail in the section entitled “Risk Factors” in Addex Therapeutics’ Annual Report on Form 20-F for the year ended December 31, 2021, as filed with the SEC on March 10, 2022, the final prospectus supplement and accompanying prospectus and other filings that Addex Therapeutics may make with the SEC in the future. Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements.